UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

45719T103

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

527 Madison Avenue, 8th Floor, New York, NY 10022

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,154,500 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,154,500 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,154,500 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.12%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,154,500 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,154,500 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,154,500 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,824,672 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,824,672 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,824,672 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.03%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,824,672 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,824,672 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,824,672 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.03%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by QVT Financial LP and QVT Financial GP LLC on May 17, 2006 and amended on June 8, 2006 relating to the common stock, $.001 par value per share (the “Common Stock”) of Inhibitex, Inc. (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between April 4, 2006 and July 31, 2006 for approximately $4.8 million. The source of funds for the purchases was cash available for investment held by the Fund and the Separate Account.

Item 5. Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 1,824,672 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 329,828 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,154,500 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

The Fund beneficially owns 1,824,672 shares of Common Stock. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial and the Fund.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund and the shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund, except to the extent of its pecuniary interest therein.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC reflect amounts as of July 31, 2006. The Fund and Separate Account effected the following transactions in the Common Stock during the past 60 days:

•	The Fund purchased 33,844 shares of Common Stock, and the Separate Account purchased 5,826 shares of Common Stock in the open market on July 31, 2006 at a price of $1.580 per share.

•	The Fund purchased 17,063 shares of Common Stock, and the Separate Account purchased 2,937 shares of Common Stock in the open market on July 28, 2006 at a price of $1.620 per share.

•	The Fund purchased 10,434 shares of Common Stock, and the Separate Account purchased 1,796 shares of Common Stock in the open market on July 27, 2006 at a price of $1.615 per share.

•	The Fund purchased 11,198 shares of Common Stock, and the Separate Account purchased 1,927 shares of Common Stock in the open market on July 26, 2006 at a price of $1.626 per share.

•	The Fund purchased 10,131 shares of Common Stock, and the Separate Account purchased 1,744 shares of Common Stock in the open market on July 25, 2006 at a price of $1.610 per share.

•	The Fund purchased 13,015 shares of Common Stock, and the Separate Account purchased 2,240 shares of Common Stock in the open market on July 24, 2006 at a price of $1.610 per share.

•	The Fund purchased 28,824 shares of Common Stock, and the Separate Account purchased 4,961 shares of Common Stock in the open market on July 21, 2006 at a price of $1.610 per share.

•	The Fund purchased 8,314 shares of Common Stock, and the Separate Account purchased 1,431 shares of Common Stock in the open market on July 20, 2006 at a price of $1.610 per share.

•	The Fund purchased 25,358 shares of Common Stock, and the Separate Account purchased 4,365 shares of Common Stock in the open market on July 19, 2006 at a price of $1.628 per share.

•	The Fund purchased 14,070 shares of Common Stock, and the Separate Account purchased 2,422 shares of Common Stock in the open market on July 18, 2006 at a price of $1.610 per share.

•	The Fund purchased 8,531 shares of Common Stock, and the Separate Account purchased 1,469 shares of Common Stock in the open market on July 13, 2006 at a price of $1.620 per share.

•	The Fund purchased 11,721 shares of Common Stock, and the Separate Account purchased 2,017 shares of Common Stock in the open market on July 11, 2006 at a price of $1.680 per share.

•	The Fund purchased 26,853 shares of Common Stock, and the Separate Account purchased 4,622 shares of Common Stock in the open market on July 10, 2006 at a price of $1.691 per share.

•	The Fund purchased 46,742 shares of Common Stock, and the Separate Account purchased 8,045 shares of Common Stock in the open market on July 7, 2006 at a price of $1.700 per share.

•	The Fund purchased 6,682 shares of Common Stock, and the Separate Account purchased 1,118 shares of Common Stock in the open market on June 12, 2006 at a price of $1.886 per share.

•	The Fund purchased 6,340 shares of Common Stock, and the Separate Account purchased 1,060 shares of Common Stock in the open market on June 9, 2006 at a price of $1.887 per share.

•	The Fund purchased 17,508 shares of Common Stock, and the Separate Account purchased 2,929 shares of Common Stock in the open market on June 8, 2006 at a price of $1.889 per share.

•	The Fund purchased 7,625 shares of Common Stock, and the Separate Account purchased 1,275 shares of Common Stock in the open market on June 7, 2006 at a price of $1.949 per share.

•	The Fund purchased 1,885 shares of Common Stock, and the Separate Account purchased 315 shares of Common Stock in the open market on June 6, 2006 at a price of $1.949 per share.

•	The Fund purchased 12,305 shares of Common Stock, and the Separate Account purchased 2,058 shares of Common Stock in the open market on June 5, 2006 at a price of $1.952 per share.

•	The Fund purchased 19,104 shares of Common Stock, and the Separate Account purchased 3,196 shares of Common Stock in the open market on June 2, 2006 at a price of $1.919 per share.

•	The Fund purchased 16,106 shares of Common Stock, and the Separate Account purchased 2,694 shares of Common Stock in the open market on June 1, 2006 at a price of $1.908 per share.

•	The Fund purchased 3,513 shares of Common Stock, and the Separate Account purchased 587 shares of Common Stock in the open market on May 30, 2006 at a price of $1.980 per share.

Except for the information set forth herein, none of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: July 31, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Lars Bader	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management